Philips agrees to sell MedQuist stake to CBay Systems

Thursday, May 22, 2008

Amsterdam, the Netherlands and London, the United Kingdom – Royal Philips Electronics (AEX: PHI, NYSE: PHG) (“Philips”) today announced it has reached an agreement to sell its approximate 69.5% ownership interest in MedQuist Inc. (Pink Sheets: MEDQ.PK) to CBay Systems Holdings (AIM: CBAY) (“CBay”) for USD 11.00 per share, or approximately USD 285 million (approximately EUR 185 million). The USD 11.00 per share purchase price represents a premium of 47% over the most recent trading price of MedQuist’s stock. The acquisition of the approximate 69.5% shareholding in MedQuist will complement CBay Systems Holdings’ existing portfolio of businesses in medical transcription, healthcare technology, and healthcare financial services, including CBay Systems & Services Inc, CBay Systems Private Ltd. and Mirrus Systems.

The sale of Philips’ stake in MedQuist is expected to close during the third quarter of 2008, and is conditional upon applicable regulatory approvals, approval by CBay shareholders at a general meeting of shareholders, and the fulfillment of specific closing conditions. In connection with this transaction, Philips will receive cash and a promissory note equivalent to approximately USD 7.50 per share, amounting to approximately USD 195 million (approximately EUR 125 million). The remaining per share consideration of approximately USD 3.50 per share will be paid to Philips in the form of a 7-year bond convertible into common stock of CBay. The financial results related to this transaction, which are expected to be immaterial, will be booked under “Discontinued Operations” in Philips’ third quarter 2008 results.

Today’s announcement follows a November 2, 2007 announcement, in which Philips indicated its intention to proceed with the sale of its approximate 69.5% ownership interest, as well as a July 6, 2007 announcement, in which Philips indicated it viewed its stake in MedQuist as a non-core holding.

For more information, please contact:

Jayson Otke
Philips Corporate Communications
Tel: +31 20 5977215
Email: jayson.otke@philips.com

David Wolf
Philips Corporate Communications North America
Tel: +1 917 455 7857
Email: david.l.wolf@philips.com

Mark Court
For CBay Systems Holdings Ltd.
Buchanan Communications
Tel: + 44 (0) 20 7466 500
Email: markc@buchanan.uk.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 134,200 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

About CBay Systems Holdings Ltd.
CBay Systems Holdings Ltd. is the holding company for a portfolio of businesses, including CBay Systems & Services Inc, CBay Systems Private Ltd, and Mirrus Systems, that provide medical transcription, healthcare technology, and healthcare financial services to the US healthcare industry. CBay Systems Holdings Ltd trades under the CBAY symbol on the AIM market of the London Stock Exchange.

Forward looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.